UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT

TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

CROWN MARKETING

(Exact Name of Registrant as Specified in Its Charter)

Wyoming

(State or Other Jurisdiction of Incorporation)

000-27873	98-0178621
(Commission File Number)	(IRS Employer Identification No.)

4350 Temple City Boulevard
El Monte, California	91731
(Address of Principal Executive Offices)	(Zip Code)

(626) 283-6600

(Registrant's Telephone Number, Including Area Code)

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

Notice of Anticipated Change in the

Majority of the Board of Directors

December 5, 2013

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”) is being furnished to all holders of record of common stock no par value, of Crown Marketing, a Wyoming corporation (the “Company”, “we” or “our”) at the close of business on December 3, 2013 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of our board of directors (the “Board”) other than by a meeting of stockholders.  This Information Statement is being distributed on or about December 5, 2013.

On December 2, 2013, the Company and Okra Energy, Inc., a California corporation (“Okra”) entered into an Agreement and Reorganization (the “Agreement”), pursuant to which, subject to certain conditions, Okra has been acquired by the Company in exchange for 16,155,746,000 shares of Common Stock of the Company (the “Exchange”).

Pursuant to the terms of the Agreement, Okra became a wholly-owned subsidiary of the Company. The current stockholders of Okra will own 85% of the outstanding shares of the Company’s common stock and the current holders of the outstanding common stock of the Company (holding an aggregate of 190,067,600 shares), together with 3,635,208,200 shares reserved to be issued upon conversion of existing debt,  will own the balance.

The Agreement contains customary representations and warranties of Okra and the Company.   The Agreement also provides for an amendment to the Company's Articles of Incorporation to change its name to "Okra, Inc." or a similar name, and for a 1-for-200 reverse stock split of the common stock,  resulting in 99,905,109 shares outstanding after giving effect to the reverse split.. However, the number of post-reverse common stock shares outstanding will likely be greater due to rounding of fractional shares and odd lots; management estimates no more than 25,000 additional shares will be issued for rounding.

Pursuant to the terms of the Agreement, Jay Hooper, the control person to Okra, was elected to the Board of Directors. On December 15, 2013, the current director, Learned J. Hand, will resign, and as a result Mr. Hooper will be the sole member of the Board of Directors.  This Information Statement contains information about Mr. Hooper.

We have agreed to file with the Securities and Exchange Commission (the “SEC”) and distribute to our stockholders, this Information Statement disclosing our intention for Mr. Hooper to become the sole member of the Board of Directors after the requisite ten-day waiting period has elapsed under Section 14(f) of the Exchange Act and the Exchange has been consummated..

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our stockholders of record the information set forth in this Information Statement at least ten days prior to the date on which there occurs a change in a majority of our directors pursuant to any arrangement or understanding with the person or persons acquiring securities from us.  Accordingly, Okra's designee, Mr. Hooper, will not have majority control of the Board of Directors until at least ten days following the mailing of this Information Statement.  This Information Statement will be first mailed to our stockholders of record as of December 3, 2013 on or about December 5, 2013.

VOTING SECURITIES

As of December 3, 2014, we had 16,345,814,400 shares of common stock issued and outstanding and have reserved 3,635,208,200 additional shares for issuance upon conversion of convertible debt.  Each share of our common stock is entitled to one vote.  Our stockholders will have the opportunity to vote with respect to the election of directors at the next annual meeting of our stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

General Information

Currently, our Board consists of Learned J. Hand and Jay Hooper.  Mr. Hand has served as our sole director and as its Chief Executive Officer, President, Chief Financial Officer and Secretary since September 2012.  Pursuant to the Agreement, Jay Hooper was elected a member of the Board of Directors and as Chief Executive Officer, President, Chief Financial Officer and Secretary on December 3, 2013. Mr. Hand will resign as a board member on December 15, 2013.  All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified.  Officers are elected by our Board and their terms of office are at the discretion of our Board.

Business Experience of Directors

The following paragraph sets forth certain information with respect to Mr. Hooper, who will be the sole member of the Board as of December 14, 2013. Additional directors may be appointed at some future time, but no persons have been selected.

Jay Hooper, age 57, founded Temple CB, LLC in 2012 and Okra in October 2013. He is Chief Executive Officer and Director of the Registrant. From January 2009 to November, 2013, he has operated TRC International Corporation, a company engaged in Export Business. He founded ARC International Corp. in 1996 and was its Chief Executive Officer and a director from inception until December 2008, when that company ceased operations.  Mr. Hooper guaranteed ARC's lines of credit with financial institutions, and Mr. Hooper filed a petition under Chapter 7 of the Bankruptcy Code and was discharged from that guaranty in February 2010. From 1985 to 1996 he was the founder and President of American Research Corp., an early stage supplier of Dell Computer. From 1980 to 1985 he was founder and President of Plus and Plus Corporation, in Taiwan. Plus and Plus was the first company to display Chinese fonts on a PC. From 1978 to 1980 Mr. Hooper was Sales Manager of Pulse Technology, Inc., in Tokyo, Japan. Mr. Hooper has a degree in Electrical Engineering from the Oriental Institute of Technology College in Taiwan, and studied business management in the United States.

Director Independence; Leadership Structure

Our Board will consist of one member, Jay Hooper.  Mr. Hooper also serves as our sole executive officer.  Mr. Hooper is not “independent,” as that term is defined in Section 5605 of the NASDAQ Marketplace Rules.

Committees of the Board

We will only have one member of our Board and will not have a separately designated audit, compensation or nominating committee of our Board.  The functions customarily delegated to these committees are performed by our full Board. We are not a “listed company” under SEC rules and are therefore not required to have separate committees comprised of independent directors.

Although the Board does not have an audit committee, for certain purposes of the rules and regulations of the SEC and in accordance with the Sarbanes-Oxley Act of 2002, our Board is deemed to be its audit committee and ,as such, functions as an audit committee and performs some of the same functions as an audit committee including: (i) selection and oversight of our independent accountant; (ii) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (iii) engaging outside advisors.  Our Board has determined that its members do not include a person who is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC. Our Board has determined that Mr. Hooper  is able to read and understand fundamental financial statements and has substantial business experience that results in that member’s financial sophistication.  Accordingly, our Board believes that its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

Stockholder Communications

Our Board of Directors does not currently provide a process for stockholders to send communications to our Board of Directors.

Meetings of the Board of Directors; Board Compensation

Our Board did not hold any meetings during the fiscal year ended June 30, 2013, but acted by written consents in lieu of meetings, when necessary.  We did not hold an annual meeting of security holders during the fiscal year ended June 30, 2013.  No compensation was paid to our directors for attendance at any meetings during fiscal 2013.  Directors are reimbursed for out-of-pocket expenses incurred in furtherance of our business.

We do not expect to establish a director compensation program.

Section 16 Compliance

Section 16(a) of the Exchange Act requires that our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, file reports of ownership and changes in ownership with the SEC.  Based solely on our review of SEC’s EDGAR website and other information provided to us, we believe that, during the year ended June 30, 2013, our sole executive officer and director, Learned J. Hand, did not comply with the Section 16(a) filing requirement, but that none of our greater-than-ten percent stockholders has complied with the Section 16(a) filing requirements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of December 3, 2013 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors and each of our named executive officers, and (iii) officers and directors as a group.  Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown and the officers, directors and stockholders can be reached at our principal offices at 4350 Temple City Boulevard, El Monte, California 91731.

Number

Percentage

of Shares

of Shares

Name

Office

Owned(1)

Owned

Jay Hooper

Future CEO/CFO

16,155,746,000

98.8%

All officers

  and directors

  as a group  (1 person)

16,155,746,000

98.8%

(1)

Except as otherwise noted, shares are owned beneficially and of record, and such record shareholder has sole voting, investment, and dispositive power. Includes 16,155,746,000 shares held by a family trust.

EXECUTIVE COMPENSATION

General

Our executive officers are not compensated for their services, but are reimbursed for out-of-pocket expenses incurred in furtherance of our business.  We do not have any employment agreements with any of our executive officers.  We do not have any retirement, pension or savings plans for management or employees at this time.

Summary Compensation Table

The following table sets forth all compensation received during the two years ended June 30, 2013 by our Chief Executive Officer, Chief Financial Officer and each of the other most highly compensated executive officers whose total compensation exceeded $100,000 in such fiscal year.  These officers are referred to as the Named Executive Officers in this Information Statement:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards	Option Awards ($)	Non-Equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)

L. Hand, President and CFO	2013	0	0	0	0	0	0	0	0
Igor Produn, President and CFO	2012	0	0	0	0	0	0	0	0

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The officer and director during fiscal 2012 and 2011, Igor Produn, advanced $3,809 to the Company during the year ended June 30, 2011. This amount was due on demand and bore no interest.   No amounts are owed as of June 30, 2013.

A party related to a shareholder has loaned the Company $9,666 during the year ended June 30, 2012, and $700 in the year ended June 30, 2013,  pursuant to a promissory note. The loan bears interest at 4% and the accrued interest as of June 30, 2013 was $500.

A consultant, Learned  Hand, expended $49,974 on the Company's behalf during the three months ended June 30, 2013. These amounts are due on demand and are unsecured. Mr. Hand was elected to the Board of Directors and as an officer in September 2012. During the year ended June 30, 2013, Mr. Hand was repaid $40,000 of this amount, and advanced an additional $52,227 during the year ended June 30, 2013 for Company expenses, resulting in a balance due him of $57,008 as of June 30, 2013.

 By resolution dated September 20, 2013, the Board of Directors authorized the issuance of 122,600,000 restricted shares and a five-year, 4% promissory note in the amount of $140,000 for the assignment of two patents and the related intellectual property from a non-affiliated party, Farrington Pharmaceuticals, LLC. The assignment took effect on September 22, 2013, at which time Mr. Hand, who is the spouse of Farrington's control person, was elected as officer and director. The face amount of the promissory note has been represented to be the approximate cost for the development of the patent.

. In view of the Company’s limited operations and resources, Mr. Hand did not receive any compensation from the Company for the year ended  June 30, 2013.

Following the Closing of the Agreement, on December 4, 2013, the Company agreed to transfer its Crown Nutraceuticals subsidiary to former management in consideration of the fact that he had worked for more than one year without compensation. As of December 4, 2013, Crown Nutraceuticals, engaged in the business of financing the marketing of diet products, had cash on hand of $18,886 and the an ongoing business which had been losing money.  As of the date of the transfer of Crown Nutraceuticals, the Company owed Mr. Learned Hand $43,153,86 in costs advanced, an increase of $1,131 over the amount owed him as of September 30, 2013.  These amounts were repaid to Mr. Hand on December 4, 2013, and is expected to be paid an additional $7,000 in cash as severance pay.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation.  To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder, is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC.  Such reports and other information filed by us may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, as well as in the SEC’s public reference rooms in New York, New York and Chicago, Illinois.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference rooms.  The SEC also maintains an internet site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC.  The address of the SEC’s web site is http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized

Dated: December 5, 2013

CROWN MARKETING

/s/Jay Hooper

Jay Hooper

President

1